



Valley Wellness   OPPORTUNITY   MODEL   RETURNS   TEAM   FAQ   INVEST NOW

OPEN TO ALL INVESTORS · HIGHLANDER.AI

INVEST WITH *Purpose.*

Invest in Behavioral Health treatment: Real Estate Ownership and Meaningful Social Impact

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TOTAL OFFERING	$4,028,097
PRICE PER SHARE	$2.90
VALUATION	$16,000,000

REASONS TO INVEST

Valley Wellness plans to provide patients with a continuum of care, which will include residential and outpatient treatment and ongoing telehealth therapy.

Plans to acquire up to 10 company-owned sober living homes, giving patients a safe, less restricted place to live while still attending treatment.

Multiple planned revenue streams from treatment fees, rental income, property appreciation, and future exit.

The Issuer plans to offer profit sharing to investors based on their ownership in the company, subject to company performance.*

*Profit sharing is not guaranteed and is based on "net profits", meaning profit sharing occurs only if the business is profitable.

To 30% Bonus Shares • Invest Now • Receive Up To 30% Bonus Shares • Invest Now • Receive Up To 30% Bonus Shares • Invest Now • Receive Up To 30% Bonus

Valley Wellness   OPPORTUNITY   MODEL   RETURNS   TEAM   FAQ   INVEST NOW

• Receive Up To 30% Bonus Shares • Invest Now • Receive Up To 30% Bonus Shares • Invest Now • Receive Up To 30% Bonus Shares • Invest Now • Receiv

Up to 5.6 Million	~500,000	1 in 10
CALIFORNIANS LIVING WITH SUBSTANCE USE DISORDERS	CALIFORNIANS ENTER DRUG OR ALCOHOL TREATMENT EACH YEAR	ONLY 1 IN 10 WHO NEED TREATMENT ACTUALLY RECEIVE IT

— THE OPPORTUNITY

26% OF AMERICANS SUFFER FROM *substance, alcohol & mental health issues.*

Management believes there is significant unmet demand for behavioral health treatment facilities in Southern California. Facilities that once just treated drugs and alcohol are now also treating depression, trauma, PTSD, and newer social disorders such as social media and sex addiction, and social anxiety. The problem now, is how treatment is currently dispensed.

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treating depression, trauma, PTSD, and newer social disorders such as social media and sex addiction, and social anxiety. The problem now, is how treatment is currently dispensed.



THE PROBLEM WITH CURRENT TREATMENT

After years or even decades of using drugs or alcohol, patients usually start with a residential stay, typically 30 days, after which patients are sent home and back to the same environments that contributed to their struggles. This short treatment rarely works, and leads to relapse and repeated cycles of treatment, with limited long-term success.

VALLEY WELLNESS CONTINUUM OF CARE

Valley Wellness plans to deliver a comprehensive continuum of care designed to support sustained recovery. This will begin with residential treatment, typically lasting 30–60 days, where clients will receive intensive, structured support. Upon completion, clients will transition to outpatient services, which may last from 1 to 12 months based on individual needs. This phase will require attendance five days per week for 4–5 hours per day — allowing participants to maintain employment and stay connected with family.

SOBER LIVING HOMES

Patients attending outpatient services will stay in company-owned Sober Living Homes: shared residences with others in recovery, designed to promote accountability, personal responsibility, and daily structure. These homes will offer a less restrictive alternative to residential treatment, enabling patients to continue outpatient treatment while gradually reintegrating into independent, sober living — bridging the gap between intensive treatment and everyday life.

ONGOING TELEHEALTH CARE

After leaving both sober living and outpatient treatment, patients will be able to seamlessly continue care with the same therapist who supported them since the beginning of their recovery — now via telehealth. This continuity of care is expected to significantly improve outcomes compared to transitioning to a new provider, while also creating a durable, long-term revenue stream for the company that could extend for years.

THE FUTURE OF TREATMENT

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Starts with Valley Wellness.

—— BUSINESS MODEL

MULTIPLE REVENUE STREAMS
and Capital Appreciation.



01 / OUTPATIENT

14-YEAR ACCREDITED FACILITY

Valley Wellness is in late-stage talks to acquire a fully accredited outpatient treatment facility in South Orange County. The company has submitted an LOI and terms, timeframe and logistics of transfer are being discussed. In business for over 14 years, the facility's patients attend 5 days a week while maintaining work and family life. Upon acquisition, the average patient tenure of 6–8 months is expected to create reliable long-term revenue.

02 / SOBER LIVING

10-HOME REAL ESTATE PORTFOLIO

Valley Wellness plans to acquire up to 10 residential properties in prime South Orange County to use as sober living homes for our patients. Sober living homes require no license or medical staff and collect up to double the rental income that a single-tenant lease would. Patients pay this premium as sober living homes don't require a high credit score, a long-term lease, or a high move-in cost.

03 / INCOME & APPRECIATION

RENTAL INCOME & REAL ESTATE GROWTH

Rental income collected along with patient treatment fees from

04 / EXIT

PROJECTED EXIT STRATEGY

The company plans to pursue an exit after 5+ years by selling the

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residential and outpatient treatment may be used to provide potential investor distributions, subject to company performance, while the real estate appreciates in value. Property prices rose 12% in South Orange County in 2025, compared to 4.4% for the rest of California.

treatment facility and properties. Based on management's internal projections of profitability, if the company meets its targets and acquires 10 properties along with the treatment facility, investors could hypothetically see returns of up to 540% — however, this is not guaranteed and is based solely on forward-looking projections that may not be achieved. Actual results may differ materially.

— THE SIMPLE VERSION

BUY. RENT. *GROW.* SELL.

01

Buy

Acquire homes in prime South Orange County with strong long-term appreciation.

02

Rent

Plan to house patients from our outpatient facility at premium weekly rates — creating built-in tenants.

03

Grow

Expand the outpatient facility to improve revenue and census. Additional patients mean more sober living homes will be needed.

04

Sell

Upon a future sale, investors would hypothetically receive profit sharing based on their ownership in the company, plus equity in every property and facility — this is not guaranteed and is based on a hypothetical future sale.*

*Profit sharing is not guaranteed and is based on "net profits", meaning profit sharing occurs only if the business is profitable.

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Valley Wellness
OPPORTUNITY MODEL RETURNS TEAM FAQ
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— FINANCIAL OVERVIEW

PROFIT POTENTIAL *From Rental Income.*

Assumes a mortgage of $5,000 and $500 in utilities & expenses per house per month.

1 HOUSE

Monthly Rent	$10,000
Mortgage	–$5,000
Expenses	–$500
Monthly Profit	$4,500

YEAR 1 PROFIT
GROSS PROFIT · 1 HOUSE YEAR ONE
$54k profit

5 HOUSES

Monthly Rent	$50,000
Mortgage	–$25,000
Expenses	–$2,500
Monthly Profit	$22,500

YEAR 1 PROFIT
GROSS PROFIT · 5 HOUSES YEAR ONE
$270k profit

10 HOUSES

Monthly Rent	$100,000
Mortgage	–$50,000
Expenses	–$5,000
Monthly Profit	$45,000

YEAR 1 PROFIT
GROSS PROFIT · 10 HOUSES YEAR ONE
$540k profit

$54K	$270K	$540K	Profit Sharing
1 HOUSE — YR 1	5 HOUSES — YR 1	10 HOUSES — YR 1	BASED ON OWNERSHIP — SUBJECT TO PERFORMANCE

Profit sharing is based on ownership and subject to company performance. Actual results may vary. *Not a guarantee of returns.*

Potential future profit sharing from rental income may occur, subject to company performance

FORWARD-LOOKING STATEMENT DISCLAIMER

All financial figures on this page are based on management's internal assumptions and are provided for illustrative purposes only. They do not constitute audited financial statements, a guarantee of performance, or a promise of any return on investment. Actual results may differ materially from these projections due to factors including, but not limited to: actual property acquisition costs, rental

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occupancy rates, treatment census levels, operating expenses, real estate market conditions, regulatory changes, and general economic conditions. Investing in early-stage private companies involves significant risk, including the possible loss of your entire investment. This is not financial advice. Please consult a qualified financial advisor before making any investment decision.

— ILLUSTRATIVE PROJECTIONS ONLY

PROJECTION *Scenarios.*

ILLUSTRATIVE SCENARIO BASED ON $4.3M DEPLOYMENT — $3.7M FOR TEN HOMES, $600K FOR OUTPATIENT FACILITY

If the company meets its projections, the following illustrates how investor participation *could* look — assuming full deployment of capital and profit sharing based on ownership in the company. This is not a promise of returns.

PROJECTED 5-YEAR SCENARIO *(ILLUSTRATIVE)*

Assumed Total Investment	$4,300,000
Projected Revenue	$34,721,748
Projected Expenses	$24,212,889
Projected Operating Profit	$10,508,859
Assumed RE Appreciation	$5,749,835
Assumed Business Sale	$2,000,000
Projected Total (if targets met)	**$18,258,694**

PROJECTED 10-YEAR SCENARIO *(ILLUSTRATIVE)*

Assumed Total Investment	$4,300,000
Projected Revenue	$74,973,771
Projected Expenses	$51,469,966
Projected Operating Profit	$23,503,805
Assumed RE Appreciation	$13,444,411
Assumed Business Sale	$2,000,000
Projected Total (if targets met)	**$38,948,216**

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Valley Wellness
OPPORTUNITY MODEL RETURNS TEAM FAQ
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PROJECTED — 5-YEAR SCENARIO

If projections are met: ~$9,129,347

+247%

Projected figure only, based on unaudited internal projections. Actual results may differ materially.

PROJECTED — 10-YEAR SCENARIO

If projections are met: ~$19,474,108

+526%

Projected figure only, based on unaudited internal projections. Actual results may differ materially.

FORWARD-LOOKING STATEMENT DISCLAIMER

All financial figures on this page are based on management's internal assumptions and are provided for illustrative purposes only. They do not constitute audited financial statements, a guarantee of performance, or a promise of any return on investment. Actual results may differ materially from these projections due to factors including, but not limited to: actual property acquisition costs, rental occupancy rates, treatment census levels, operating expenses, real estate market conditions, regulatory changes, and general economic conditions. Investing in early-stage private companies involves significant risk, including the possible loss of your entire investment. This is not financial advice. Please consult a qualified financial advisor before making any investment decision.

IMPORTANT NOTICE — NO GUARANTEE OF RETURNS

The figures above are projection scenarios only, based on management's internal assumptions. They are provided solely to illustrate what outcomes could look like if the company meets its operational targets. These projections are not a guarantee, forecast, or promise of any return. The company may not meet these projections. Investors may lose some or all of their investment. Past performance of any referenced market data is not indicative of future results.

— WHY INVEST

6 REASONS TO *Get In Now.*

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01   POTENTIAL FUTURE PROFIT SHARING

Subject to company performance, the Issuer plans to offer profit sharing to investors based on their ownership in the company, across all divisions — residential, outpatient, sober living homes, and any other ancillary businesses. Potential future profit sharing may occur, subject to company performance.*

*Profit sharing is not guaranteed and is based on "net profits", meaning profit sharing occurs only if the business is profitable.

02   REAL ESTATE OWNERSHIP

Investors will own future equity in all properties acquired. South Orange County real estate is among the best-performing in the US — backed by appreciating assets.

03   PROVEN 14-YEAR TRACK RECORD

Valley Wellness has submitted an LOI (letter of intent) to acquire a fully accredited outpatient facility in business for over 14 years, which could potentially enable near-term revenue generation, subject to a successful acquisition and the company achieving profitability.

04   MULTIPLE REVENUE STREAMS

Alcohol and drug addiction, as well as mental health issues, are close to all-time highs. This has led to a surge in demand for treatment facilities. Seeking help has become normalized and encouraged, and facilities often have a waiting list for treatment.

05   WIDE-OPEN MARKET

40+ competitor facilities closed with no plans to reopen, creating a market with dramatically reduced competition and surging demand.

06   EXIT STRATEGY BUILT IN

Long-term plan: grow, then sell all assets to maximize shareholder value. Based on management's projections, investors could hypothetically receive profit sharing based on their ownership in the company, plus their proportional share of equity upon a future sale — however, this is not guaranteed and is contingent on a successful future exit that may not occur.*

*Profit sharing is not guaranteed and is based on "net profits", meaning profit sharing occurs only if the business is profitable.

✦ **IRA Eligible:** Participate through self-directed IRAs — making distributions tax-deferred. Contact your plan administrator to check eligibility.

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— THE TEAM

EXPERIENCED
Leadership.



Raffi King
CFO

Raffi brings more than three decades of experience in venture capital and capital formation. He co-founded Bidz, an online auction platform that raised over $40 million from early investors, scaled to more than $125 million in revenue, and went public in 2007. Over the past 18 years, he has helped companies secure funding across multiple industries. Before Valley Wellness, he served as Head of Investor Relations at ArriveAI, where he played a key role in raising over $7 million through crowdfunding and private placements, culminating in their IPO in June 2025.

Alex Fuentes
CEO

Alex has a background in mergers and acquisitions, business development, and entrepreneurship, with multiple successful company exits. Prior to founding Valley Wellness, he managed an investment fund, leading acquisition analysis and state compliance — experience that directly informs his ability to navigate healthcare regulatory environments. He previously supported TileGo's U.S. expansion as Director of Sales and Marketing, and has held business development roles at LexisNexis and Profound.

Therese Labao
SECRETARY / LIFE ENRICHMENT DIRECTOR

Therese began her career in finance and real estate, obtaining her California real estate license in 1999 and working as a loan officer specializing in mortgage processing. Over the next 16 years, she built a strong track record across mortgages, student lending, and merchant services. In 2017, she transitioned into healthcare, earning her certification as a Registered Home Care Aide. She currently supports residents at a high-end assisted living facility in Laguna Niguel, providing daily care and contributing to resident engagement through social programming.

AB
ADVISORY BOARD

Advisory Board

Valley Wellness is assembling a group that will act as our advisors. This consists of investors, people working in healthcare, and individuals wanting to be actively involved with the company. We welcome anyone that can contribute to our success.

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Property prices rose 12% in South Orange County in 2025, compared to 4.4% for the rest of California.

Source: Orange County Real Estate Market Analysis 2025

—— INVESTMENT DETAILS

The *Terms.*

SHARE PRICE	TOTAL OFFERING
$2.90	**$4,028,097**

OFFERING SUMMARY

OFFERING MINIMUM	OFFERING MAXIMUM
$9,999.20	**$4,028,097.10**
3,448 shares of Common Stock	1,388,999 shares of Common Stock

TYPE OF SECURITY	PURCHASE PRICE PER SHARE
Common Stock	**$2.90**

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MINIMUM INVESTMENT (PER INVESTOR)

$1,000.50 · 345 shares of Common Stock

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is **$1,000.50**. The Company must reach its Target Offering Amount of **$9,999.20** by **October 31, 2026** (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

📄 VIEW SEC FILINGS ↗

—— AMOUNT-BASED BONUS INCENTIVE

TIER 1	TIER 2	TIER 3
10%	**20%**	**30%**
Bonus Shares	Bonus Shares	Bonus Shares
Invest $5,000+	Invest $15,000+	Invest $25,000+

USE OF PROCEEDS	AMOUNT-BASED BONUS INCENTIVE	DISTRIBUTIONS
The Company plans to use raised funds toward: Purchase of Property, Renovations of Property, Operations, and Business Expenses.* *For a detailed breakdown of the use of proceeds, please refer to the Company's Form C filed with the SEC. View filings **here**.	**Tier 1:** Invest $5,000+ and receive **10% bonus shares.** **Tier 2:** Invest $15,000+ and receive **20% bonus shares.** **Tier 3:** Invest $25,000+ and receive **30% bonus shares.**	The Issuer plans to offer potential future profit sharing to investors based on their ownership in the company, subject to company performance.

—— QUESTIONS & ANSWERS

INVESTOR *FAQ.*

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What type of investment is this? +

How do I receive my share of profits? +

Do I own real estate as an investor? +

Can I invest using a self-directed IRA? +

What is the exit strategy for investors? +

Is there bonus shares? +

What happens if the fundraising goal isn't reached? +

How do I invest? +

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GET IN *Early.*

Real estate, potential future profit sharing, huge social impact.
Valley Wellness is open to all investors.

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RISK DISCLAIMER

WHEN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING. THIS INCLUDES ANALYZING THE MERITS AND RISKS INVOLVED WITH INVESTING IN THE OFFERING. INVESTMENTS ON HIGHLANDER AI ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK. THIS RISK INCLUDES THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. INVESTMENTS ARE NOT INSURED BY THE FDIC, SIPC, OR ANY OTHER GOVERNMENT AGENCY AND MAY BE LONG-TERM OR NON-TRANSFERABLE.

IMPORTANT INFORMATION

Unless otherwise stated, all securities-related activity is conducted by PicMii Crowdfunding (d/b/a Highlander Crowdfunding), a funding portal registered here with the U.S. Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Highlander Crowdfunding is not a registered broker-dealer, and all escrow services are handled by Enterprise Bank and Trust and Luminate Bank, registered escrow agents.

Transfer agent services are provided by Highlander Fortress, LLC, a separate legal entity from Highlander Crowdfunding. Highlander Fortress does not participate in securities offerings and does not provide investment, legal, or tax advice.

Highlander Crowdfunding is compensated with an up-front fee and a percentage of funds raised in each offering. Fees vary between offerings, and investors should review the applicable Form C on each offering page for full fee disclosures.

Regulation Crowdfunding offerings (JOBS Act Title III) made through Highlander Crowdfunding are open to both accredited and non-accredited investors. These securities offerings are not reviewed, approved, or recommended by any federal or state securities commission or regulatory authority. Highlander Crowdfunding does not provide investment advice and does not verify the adequacy, accuracy, or completeness of information provided by the issuer. Investors should be aware that no level of due diligence beyond what is required by law is performed, and Highlander Crowdfunding does not guarantee the legitimacy or viability of any issuer or offering.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use, Privacy Policy and Investor User Agreement. Past performance is not indicative of future results.

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